Morgan Lewis
December 18, 2019

Board of Trustees Listed Funds Trust
615 East Michigan Street Milwaukee, Wisconsin 53202

Board of Trustees Cambria ETF Trust
2321 Rosecrans Avenue, Suite 3225 El Segundo, California 90245

Re:
Agreement and Plan of Reorganization, dated as of December 18, 2019 (the "Agreement"), by and among (i) Cambria ETF Trust, a Delaware statutory trust ("Cambria Trust"), on behalf of its series, the Cambria Core Equity ETF (the "Existing Fund"); (ii) Listed Funds Trust, a Delaware statutory trust ("LiFT"), on behalf of its series, the Core Alternative ETF (the "Acquiring Fund"); and (iii) solely for the purposes of Section 9.1 of the Agreement, Core Alternative Capital, LLC, the investment adviser to the Acquiring Fund.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Existing Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Existing Fund to the Acquiring Fund and the assumption of all of the liabilities of the Existing Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (''Acquiring Fund Shares''); (2) the distribution of Acquiring Fund Shares to the shareholders of the Existing Fund; and (3) followed immediately by the complete liquidation of the Existing Fund. The transactions described in (1) through (3) of the immediately preceding sentence, collectively, referred to herein as the "Reorganization".

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Existing Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in letters from LiFT and Cambria Trust dated December 18, 2019 (collectively, the "Representation Letters''), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the "Documents'') and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letters present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Existing Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code''), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to

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December 18, 2019

various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Existing Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion with respect to the Reorganization that:

1.The acquisition by the Acquiring Fund of all of the assets of the Existing Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Existing Fund, followed by the distribution by the Existing Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Existing Fund, will qualify as a reorganization within the meaning of Section 368(a)(l) of the Code, and the Existing Fund and the Acquiring Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2.No gain or loss will be recognized by the Existing Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
3.No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Existing Fund in exchange solely for the assumption of all of the liabilities of the Existing Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4.No gain or loss will be recognized by the Existing Fund upon the distribution of Acquiring Fund Shares to shareholders of the Existing Fund in complete liquidation (in pursuance of the Agreement) of the Existing Fund pursuant to Section 361(c)(l) of the Code.
5.The tax basis of the assets of the Existing Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Existing Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Existing Fund on the transfer pursuant to Section 362(b) of the Code.

6.The holding periods of the assets of the Existing Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Existing Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or

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December 18, 2019

loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

7.No gain or loss will be recognized by the shareholders of the Existing Fund upon the exchange of all of their shares of beneficial interest of the Existing Fund (“Existing Fund Shares'') for Acquiring Fund Shares pursuant to Section 354(a) of the Code.

8.The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Existing Fund will be the same as the aggregate tax basis of the Existing Fund Shares exchanged therefor pursuant to Section 358(a)(l) of the Code.

9.The holding period of the Acquiring Fund Shares received by a shareholder of the Existing Fund will include the holding period of the Existing Fund Shares exchanged therefor, provided that the shareholder held the Existing Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.
10.The Acquiring Fund will succeed to and take into account the items of the Existing Fund described in Section 38l(c) of the Code.

11.The consummation of the Reorganization will not terminate the taxable year of the Existing Fund. The part of the taxable year of the Existing Fund before the Reorganization and part of the taxable year of the Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.

No opinion is expressed as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by LiFT and Cambria Trust of their respective undertakings in the Agreement and the Representation Letters.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to LiFT, on behalf of the Acquiring Fund, and to Cambria Trust, on behalf of the Existing Fund, and may be relied upon only by LiFT,

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Cambria Trust, Existing Fund, Acquiring Fund and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

We hereby consent to the references to our Firm and the discussion of this opinion in the Acquiring Fund's Registration Statement filed on Form N-14 (the "Registration Statement'') under the Proxy Statement/Prospectus headings "Key Information About the Proposed Reorganization" and "Legal Matters." In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,